12g3-2(b) File No. 82 -4965

05010575

press release

Embargo until Tuesday 26.07.05 - 17:40

mobistar
Orange group

Income and costs	30/06/2005	30/06/2004
Turnover in telephone business	28.2	22.1
Other operations income	5.2	3.0
Total income from ordinary business	33.4	25.1
Operations costs	24.1	17.5
Financial income	1.4	0.0
Finance costs	5.7	7.4
Total net finance costs	4.3	7.4

SUPPL

Limited review report of the independent auditor on the interim consolidated financial information of Mobistar S.A. as of June 30, 2005

We have performed a limited review on the interim consolidated financial statements of Mobistar S.A. for the period ended June 30, 2005 which show a balance sheet total of EUR 1,158.6 million and a net profit for the period of EUR 135.3 millions. This interim consolidated financial information has been prepared in conformity with International Financial Reporting Standards.

Our review was performed within the framework of the reporting on the interim consolidated financial statements for a six-month period then ended. We conducted our review in conformity with the recommendation of the Belgian Institute of Registered Auditors applicable to limited review engagements. This review consisted primarily of the analysis, comparison and discussion of the financial information and, accordingly, was less extensive than an audit, the objective of which is to express an opinion on the consolidated financial statements. Accordingly, we cannot and do not express any opinion on the consolidated financial information referred to above.

Based on our review, we are not aware of any important adjustments that should be made to the interim consolidated financial statements.

Brussels, July 25, 2005

Ernst & Young Reviseurs d'Entreprises S.C.C. (B 160), represented by Herman Van den Abeele

Statutory Auditor

dlw 8/22